SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2011
(Commission File No. 001-32221) ,

GOL LINHAS AÉREAS INTELIGENTES S.A.
(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.
(Translation of Registrant's name into English)

R. Tamoios, 246
Jd. Aeroporto
04630-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

GOL Announces Guidance for 2011
The positive scenario in the airline industry should continue in 2011, boosted by improvement in key operational and financial indicators

São Paulo, January 4, 2011 – GOL Linhas Aéreas Inteligentes S.A. (BMF&BOVESPA: GOLL4 and NYSE: GOL), (S&P/Fitch: BB-/BB-,Moody’s: Ba3), the largest low-cost and low-fare airline in Latin America, announces its guidance for 2011. GOL will revise its guidance on a quarterly basis to incorporate any developments in its operating and financial performance, as well as any changes in interest rate, FX, GDP and oil price (WTI) trends.

2011 Guidance	Scenarios
	Worst-case	Best-case
Brazilian GDP Growth	4.0%	5.0%
Domestic Demand Growth (% RPKs)	10.0%	15.0%
Supply Growth vs. GDP	0.75x	1.0x
Passengers Transported GOL (million)	33	36
Capacity (Supply) GOL (ASKs billion)	48.0	51.5
Operational Fleet (end of period)	115	115
Yield (R$ cents)	19.5	21.0
RPK, System (billion)	32.0	35.0
Departures (000)	315	340
CASK ex-fuel (R$ cents)	8.9	8.5
Fuel Liters Consumed (billion)	1.50	1.65
Fuel Price (R$/liter)	1.83	1.60
WTI, Average (US$/barrel)	93	82
Exchange Rate, Average (R$/US$)	1.80	1.70
Operating Margin (EBIT)	11.5%	14.0%

Demand

GOL expects domestic air traffic demand to increase by between 2.5x and 3.0x Brazilian GDP (i.e. between 10.0% and 15.0%), based on historical demand growth in recent years and on the financial market’s estimates of 2011 GDP growth of between 4% and 5%, combined with the continuous expansion of Brazil’s potential market led by the accelerated growth of the country’s middle class and tourism in South America and the Caribbean.

For 2011, GOL expects average nominal yields to remain stable in relation to 2010, and load factor of around 70%.

For 2011, GOL expects average nominal yields to remain stable in relation to 2010 and an occupancy rate of around 70%

Brazil presents high potential for growth fueled by adding direct flights between destinations located in the country's South, North and Northeast regions, increasing flight frequency on existing routes and adding routes to regions with population density above 1 million within a radius of approximately 200 km.

Supply

GOL plans to repeat the efficient management of its seating capacity that it performed in 2010 and aims to increase its capacity at a proportionally lower rate than the growth in demand in its route network. The main drivers of this expansion will be:

▪The addition of 4 aircraft to the operational fleet, increasing the total number of aircraft from 111 at the end of 2010 to 115 at the close of 2011.

▪The arrival of 3 aircraft in 3Q10 (boosting capacity during the whole of 2011).

▪The higher share of B737-800 aircraft in the operational fleet mix.

▪An increase in the average aircraft utilization rate to a level above 13 block hours/day (versus approximately 13 block hours/day in 2010).

Costs

GOL estimates operating costs per available seat-kilometer, excluding fuel (ex-fuel CASK), of between R$8.5 cents (R$) and R$8.9 cents (R$), due to the following factors:

▪The conclusion of the process to return the 11 B737-300 aircraft.

▪The increase in the average load factor of aircraft.

▪The expansion in operational capacity.

▪The positive impacts generated by the implementation of the Zero-Based Budget and the Shared-Services Center.

Contact

Investor Relations
Leonardo Pereira –CFO
Rodrigo  Alves – Capital Markets Officer
Raquel Kim – Investor Relations
Mario Liao – Investor Relations
Phone.: (55 11) 2128-4700
E-mail: ri@golnaweb.com.br
Website:www.voegol.com.br/ir
Twitter: www.twitter.com/GOLinvest

Corporate Communications
Phone.: (55 11) 2128-4413
E-mail: comcorp@golnaweb.com.br
Twitter: www.twitter.com/GOLcomunicacao

Media Relations
Edelman (USA and Europe):
Meaghan Smith and Robby Corrado
Phone.: +1 (212) 704-8196 / 704-4590
E-mail: meaghan.smith@edelman.com
or robert.corrado@edelman.com

About GOL Linhas Aéreas Inteligentes S.A.

GOL Linhas Aéreas Inteligentes S.A. (NYSE: GOL and BM&FBOVESPA: GOLL4), (S&P/Fitch: BB-/BB-, Moody`s: Ba3), the largest low-cost and low-fare airline in Latin America, offers more than 900 daily flights to 59 destinations that connect all the important cities in Brazil and 14 major destinations in South America and Caribbean. The Company operates a young, modern fleet of Boeing 737 Next Generation aircraft, the safest and most comfortable of its class, with high aircraft utilization and efficiency levels. Fully committed to seeking innovative solutions through the use of cutting-edge technology, the Company - via its GOL, VARIG, GOLLOG, SMILES and VoeFácil brands - offers its clients easy payment facilities, a wide range of complementary services and the best cost-benefit ratio in the market.

This release contains forward-looking statements relating to the prospects of the business, estimates for operating and financial results, and those related to growth prospects of GOL. These are merely projections and, as such, are based exclusively on the expectations of GOL’s management concerning the future of the business and its continued access to capital to fund the Company’s business plan. Such forward-looking statements depend, substantially, on changes in market conditions, government regulations, competitive pressures, the performance of the Brazilian economy and the industry, among other factors and risks disclosed in GOL’s filed disclosure documents and are, therefore, subject to change without prior notice.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 04, 2011

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/S/ Leonardo Porciúncula Gomes Pereira
Name: Leonardo Porciúncula Gomes Pereira Title: Executive Vice-President and Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.